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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                           Commission File Number 000-22195
                                                                  --------------

                           NOTIFICATION OF LATE FILING

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
(Check One):  [X] Form 10-K            [ ] Form 11-K           [ ] Form 20-F           [ ] Form 10-Q           [ ] Form N-SAR


         For Period Ended: December 31, 2001
                           -----------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:
                                                      --------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     AHL Services, Inc.
                         -------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number) 1000 Wilson Boulevard,
                                                         -----------------------
Suite 910
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City, state and zip code   Arlington, Virginia  22209
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described below in reasonable detail in
                           Part III of this form could not be eliminated without
                           unreasonable effort or expense;
[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form


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                           10-K, 20-F, 11-K of Form N-SAR, or portion thereof
                           will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file its Annual Report on Form 10-K within the prescribed time without unreasonable effort or expense due to the closing of a sale of a business unit in late March 2002 and management's efforts in concluding negotiations with respect to its credit facility, which have delayed preparation of financial and other information necessary to complete the report. The report will be filed no later than April 16, 2002.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  A. Clayton Perfall             (703)             528-9688
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                        (Name)                (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The Registrant anticipates a significant change in the results of operations for the year ended December 31, 2001 from the results of operations for the year ended December 31, 2000 as follows:

         For the year ended December 31, 2001, preliminary results indicate revenues from continuing operations of approximately $141.3 million and a net loss of approximately $114.9 million, or $(7.52) per share. For the year ended December 31, 2000, the Registrant reported revenues from continuing operations of $193.3 million and a net income of $4.4 million, or $0.27 per share.

         The increased loss for the year ended December 31, 2001 is due primarily to restructuring charges taken primarily for exiting certain businesses and losses incurred in the sale of the European staffing business and US & European aviation and facility business.




                               AHL Services, Inc.
                               ------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  April 1, 2002           By:    /s/ A. Clayton Perfall
            --------------                  ------------------------------------
                                            Chief Executive Officer

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